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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 4)*

                                 Zix Corporation
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    232046102
                   -------------------------------------------
                                 (CUSIP Number)

                             Taylor H. Wilson, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5615
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 18, 2002
       ------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

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CUSIP No. 232046102                                              Page 2 of 8
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1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Antonio R. Sanchez, Jr.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS


      PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


      N/A
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6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
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               7    SOLE VOTING POWER

  NUMBER OF         2,257,055
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          13,593
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
                    2,257,055
   PERSON      -----------------------------------------------------------------
    WITH       10   SHARED DISPOSITIVE POWER

                    13,593
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      2,270,648
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     12.4% (1)
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14   TYPE OF REPORTING PERSON


     IN
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(1)  Based on a total of 18,143,201 shares of Common Stock outstanding on July
     31, 2002, as disclosed in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2002.

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      This Amendment No. 4 to Schedule 13D amends and supplements the Schedule
13D filed on May 21, 1998 (the "Original Filing"), as amended on February 10, 1999, April 9, 1999, and January 30, 2001, by Antonio R. Sanchez, Jr. by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein, which are not defined herein, have the meanings given to them in the Original Filing, as amended.

ITEM 1. SECURITY AND ISSUER.

      Item 1 is hereby amended and restated in its entirety to read as follows:

      "This statement relates to the common stock, par value $0.01 per share ("Common Stock"), of Zix Corporation, a Texas corporation (the "Company"), formerly known as ZixIt Corporation. The address of the principal executive offices of the Company is 2711 North Haskell Avenue, Suite 2300, LB 36, Dallas, Texas 75204-2960."

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 is hereby supplemented as follows:

      "On September 18, 2002, (i) Mr. Sanchez purchased 126,136 shares of the Company's Series A Convertible Preferred Stock, par value $1.00 per share ("Series A Preferred"), for an aggregate purchase price of approximately $494,453 using personal funds, which shares are convertible into an aggregate of 120,012 shares of Common Stock, of which 51,690 shares may be issued immediately and 68,322 shares may be issued upon approval by the Company's shareholders, and
(ii) the Partnership purchased 252,273 shares of Series A Preferred for an aggregate purchase price of approximately $988,910 using working capital, which shares are convertible into an aggregate of 240,026 shares of Common Stock, of which 103,380 shares may be issued immediately and 136,646 shares may be issued upon approval by the Company's shareholders."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 is hereby amended and restated in its entirety to read as follows:

      "(a) Mr. Sanchez may be deemed to be the beneficial owner of 2,270,648 shares of Common Stock, which represents approximately 12.4% of the shares of Common Stock outstanding on July 31, 2002, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

      Of the 2,270,648 shares of Common Stock reported in this Item 5(a), (i) 1,633,025 shares are owned by Mr. Sanchez directly, (ii) 9,375 shares are held by family members of Mr. Sanchez, (iii) 91,123 shares are held by trusts for which Mr. Sanchez serves as trustee or co-trustee, and (iv) 262,100 shares are held by the Partnership. Of the 2,270,648 shares of Common Stock reported in this Item 5(a), (i) 119,955 shares may be acquired by Mr. Sanchez within 60 days of September 18, 2002, upon the exercise of outstanding stock options held by Mr. Sanchez, (ii) 51,690 shares may be acquired by Mr. Sanchez within 60 days of September 18, 2002, upon conversion of outstanding shares of Series A Preferred held by Mr. Sanchez, and (iii) 103,380 shares may be acquired by the Partnership within 60 days of September 18, 2002, upon conversion of outstanding shares of Series A Preferred held by the Partnership.

      A family trust of which Mr. Sanchez is a beneficiary holds 39,376 shares of Common Stock and may acquire 51,690 shares of Common Stock within 60 days of September 18, 2002, upon conversion of outstanding shares of Series A Preferred held by such trust. Mr. Sanchez has no voting or dispositive power over such shares and disclaims beneficial ownership of such shares.

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      (b) Of the 2,270,648 shares of Common Stock that may be deemed to be beneficially owned by Mr. Sanchez, Mr. Sanchez has (i) sole power to vote or direct the vote of 2,257,055 shares, (ii) shared power to vote or direct the vote of 13,593 shares, (iii) sole power to dispose or direct the disposition of 2,257,055 shares, and (iv) shared power to dispose or direct the disposition of 13,593 shares.

      With respect to 9,375 of the shares of Common Stock referred to in clauses
(ii) and (iv) of this Item 5(b), Mr. Sanchez shares voting and dispositive power over such shares with his wife, Maria J. Sanchez. The information concerning Mr. Sanchez set forth in Items 2(b), (d), (e) and (f) above is applicable to the same effect to Mrs. Sanchez.

      With respect to 4,218 of the shares of Common Stock referred to in clauses
(ii) and (iv) of this Item 5(b), Mr. Sanchez shares voting and dispositive power over such shares with Richard Stewart. Mr. Stewart's business address is 1100 N.
W. Loop 410, San Antonio, Texas 78213. Mr. Stewart is the president of Sanchez Investment Properties. During the last five years, Mr. Stewart has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. During the last five years, Mr. Stewart has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Stewart is a citizen of the United States of America.

      (c) Other than as described herein, no transactions in the Common Stock were effected by Mr. Sanchez or entities for which Mr. Sanchez exercises voting and/or investment power during the past 60 days.

      (d) Persons other than Mr. Sanchez have the right to receive dividends from, and the proceeds from the sale of, 465,978 of the 2,270,648 shares of Common Stock reported in Item 5(a) above.

      (e) Not applicable."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 is hereby supplemented as follows:

      "On September 16, 2002, Mr. Sanchez, the Partnership and a family trust of which Mr. Sanchez is a beneficiary (collectively, the "Sanchez Entities") entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with the Company and certain other investors, pursuant to which the Company issued and sold to the Sanchez Entities an aggregate of 504,545 shares of Series A Preferred for a purchase price of $3.92 per share (the "Series A Original Issue Price"), or approximately $1,977,816 in the aggregate. In addition, the Company issued to the Sanchez Entities warrants to purchase up to an aggregate of 177,381 shares of Common Stock for a purchase price of $0.125 per warrant share, or approximately $22,173 in the aggregate.

      On September 18, 2002, the transactions contemplated by the Securities Purchase Agreement closed and the Sanchez Entities acquired beneficial ownership of the shares.

      The foregoing is qualified in its entirety by reference to the Securities Purchase Agreement, attached hereto as EXHIBIT 1.

STATEMENT OF DESIGNATIONS OF THE SERIES A PREFERRED

      The Series A Preferred ranks senior to the Common Stock and on parity with the Company's Series B Convertible Preferred Stock ("Series B Preferred"). The Series A Preferred accrues per annum dividends of 6.5% and has a preference on liquidation (or deemed liquidation) equal to $3.92 per share plus the amount of accumulated but unpaid dividends thereon.

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      CONVERSION

      The Series A Preferred is convertible in whole or in part into shares of Common Stock at the option of the holder at any time.

      The Series A Preferred is convertible in whole or in part into shares of Common Stock at the option of the Company if, following the effectiveness of the Registration Rights Agreement (as defined below), the closing price of the Common Stock on the Nasdaq National Market ("Nasdaq") is above $6.18 per share for each of the ten consecutive trading days immediately preceding the Company's notice of conversion. The Company must exercise its conversion rights with respect to the Series A Preferred simultaneously and in the same proportion as it exercises its conversion rights with respect to the Series B Preferred.

      The number of shares of Common Stock to be issued upon conversion of the Series A Preferred will be determined by dividing (i) the principal amount being converted plus the amount of accumulated but unpaid dividends on such shares to be converted, by (ii) the Series A Conversion Price in effect at the time of conversion. Initially, the "Series A Conversion Price" is 105% of the Series A Original Issue Price, or $4.12 per share. The Series A Conversion Price and the number of shares of Common Stock issuable upon conversion of the Series A Preferred are subject to proportional adjustment upon the occurrence of certain events, including stock splits and similar changes affecting the Common Stock, and are subject to weighted average anti-dilution adjustment in the event the Company issues, or is deemed to have issued, shares of Common Stock at a price per share that is less than the Series A Conversion Price then in effect (other than certain specified exempt issuances). The Series A Conversion Price may not be adjusted pursuant to the weighted average formula to a price that is less than $3.92 per share without the prior approval of the Company's shareholders in accordance with Nasdaq Marketplace Rules.

      On the date of issue, the shares of Series A Preferred issued to the Sanchez Entities were convertible into an aggregate of 480,052 shares of Common Stock, of which 206,760 shares may be issued immediately and 273,292 shares may be issued upon approval by the Company's shareholders.

      REDEMPTION

      The shares of Series A Preferred are subject to mandatory redemption by the Company, in equal installments of 1/9 of the original aggregate shares issued, at two-month intervals beginning May 2003 and ending September 2004. The redemption amount to be paid by the Company will be $3.92 per share to be redeemed, plus all accrued and unpaid dividends on such redeemed shares.

      The redemption amount payable on any interim redemption date will be payable in shares of Common Stock, valued at $3.92 per share. If, on any such interim redemption date, $3.92 is higher than the then-current five-day average closing bid price of the Common Stock on Nasdaq, then each holder has the option to defer the scheduled interim redemption of such holder's Series A Preferred until the next succeeding redemption date. If the Company is prohibited from issuing a sufficient number of shares of Common Stock to effect any interim redemption because it has not obtained the Shareholder Approval (as defined below), the shares of Series A Preferred that cannot be redeemed by the issuance of the Common Stock must be redeemed by the Company in cash (provided that the convertible notes issued by the Company on September 18, 2002 (the "Convertible Notes") have been paid in full) or through the issuance of a Subordinated Note, at the Company's option. Each "Subordinated Note" will have a one-year term, be unsecured, bear interest at 6.5% per annum and be subordinated to the Convertible Notes.

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      The redemption amount payable on the final redemption date (the twenty-four month anniversary of issuance) will be payable, at the option of the Company, either in cash or by the issuance of shares of Common Stock, valued at the lesser of $3.92 per share or the then-current five-day average closing bid price of the Common Stock on Nasdaq. If the then-current five-day average closing bid price of the Common Stock on Nasdaq is less than $3.92 per share and the Company is prohibited from issuing shares of Common Stock at less than $3.92 per share because it has not obtained the Shareholder Approval, then the Company must pay the redemption amount in cash. If the Company is prohibited from issuing a sufficient number of shares of Common Stock (because the Company has already exhausted the total number of shares that may be issued without Shareholder Approval) to effect the final redemption because it has not obtained the Shareholder Approval, the shares of Series A Preferred that cannot be redeemed by the issuance of Common Stock must be redeemed by the Company in cash.

      VOTING

      The holder of each share of Series A Preferred will have the right to one vote for each share of Common Stock into which such share of Series A Preferred could be converted on the record date and will vote upon all matters upon which holders of Common Stock have the right to vote. In no event, however, may any share of Series A Preferred entitle a holder to a number of votes that is greater than the number of votes the share would represent if it was then convertible into Common Stock based on a conversion price of $3.92 per share. The consent of the holders of a majority of the shares of Series A Preferred outstanding is required for the Company to take certain actions, including the redemption or the payment of dividends on the Common Stock.

      SHAREHOLDER APPROVAL

      Unless the Company obtains the approval of its shareholders as required by the Nasdaq Marketplace Rules (the "Shareholder Approval"), the Company may not take any of the following actions with respect to the Series A Preferred and the Series B Preferred: (i) the Company may not issue more than 870,693 shares of Common Stock upon the conversion or redemption of shares of Series A Preferred and Series B Preferred, and (ii) the Company may not issue shares of Common Stock upon the conversion or redemption of shares of Series A Preferred at less than $3.92 per share. Pursuant to the Securities Purchase Agreement, the Company is obligated to (i) prepare and file with the Securities and Exchange Commission a proxy statement relating to the Shareholder Approval on or before October 25, 2002, (ii) use all reasonable efforts to obtain the Shareholder Approval on or before February 28, 2003, and (iii) in any event, seek Shareholder Approval no later than the 2003 Annual Meeting of Shareholders of the Company.

      The foregoing is qualified in its entirety by reference to the Statement of Designations of the Series A Preferred, attached hereto as EXHIBIT 2.

WARRANTS

      In connection with the sale of the Series A Preferred, the Company issued warrants (the "Warrants") to the Sanchez Entities to purchase in whole or in part an aggregate of 177,381 shares of Common Stock at an exercise price of $4.51 per share, of which (i) Mr. Sanchez is entitled to purchase 44,345 shares,
(ii) the Partnership is entitled to purchase 88,691 shares, and (iii) a family trust of which Mr. Sanchez is a beneficiary is entitled to purchase 44,345 shares. The Warrants are exercisable at any time after the six-month anniversary of the issue date and prior to the four-year anniversary of the issue date. The number of shares of Common Stock for which the Warrants are exercisable and the exercise price of the Warrants are subject to proportional adjustment for stock splits and similar changes affecting the Common Stock. The exercise price of the Warrants is also subject to weighted average anti-dilution adjustment in the event the Company issues, or is deemed to have issued, shares of Common Stock at a price per share that is less than the exercise price then in effect (other than certain specified exempt issuances) except that the exercise price may not be adjusted pursuant to the weighted average formula to a price that is less than $3.92 per share.

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      The foregoing is qualified in its entirety by reference to the Form of
Warrant, attached hereto as EXHIBIT 3.

REGISTRATION RIGHTS AGREEMENT

      On September 16, 2002, the Sanchez Entities entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Company and certain other investors, pursuant to which the Company has agreed to prepare and file within 30 days of the closing date a registration statement covering the resale of the shares of Common Stock issuable upon the conversion or redemption of the Series A Preferred and the Series B Preferred and the exercise of the Warrants. The Company is required to have the Registration Statement declared effective within 105 days after the closing date. In addition, the Company has agreed to prepare, file and seek the effectiveness of a registration statement covering the resale of up to an additional 2,000,000 shares of Common Stock held by the Sanchez Entities and certain other investors named in the Registration Rights Agreement upon their request at least nine months after the date of the Securities Purchase Agreement.

      The foregoing is qualified in its entirety by reference to the Registration Rights Agreement, attached hereto as EXHIBIT 4.

TRADING RESTRICTIONS

      So long as any of the Convertible Notes or warrants issued to holders of Convertible Notes are outstanding, no investor named in the Securities Purchase Agreement may engage in a short sale or establish an open put equivalent position with respect to a number of shares of Common Stock that is greater than
(i) the number of shares of Common Stock for which a warrant held by an investor named in the Securities Purchase Agreement is then exercisable (without regard to limitations on exercisability) plus (ii) the number of shares of Common Stock issuable to such investor pursuant to a notice of conversion of shares of Series A Preferred or Series B Preferred, or a notice of exercise of such warrant, delivered to the Company no later than the next succeeding business day."

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 is hereby amended and restated in its entirety to read as follows:

      "1. Securities Purchase Agreement, dated September 16, 2002, by and between Zix Corporation, the Series A Investors named therein and the Series B Investors named therein (including schedules but excluding exhibits) (Exhibit 4.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on September 20, 2002 and incorporated by reference herein).

      2. Statement of Designations of the Series A Convertible Preferred Stock of Zix Corporation (Exhibit 3.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on September 20, 2002 and incorporated by reference herein).

      3. Form of Warrant, dated September 18, 2002, to purchase shares of common stock of Zix Corporation, issued by Zix Corporation (Exhibit
            4.2 to the Company's Form 8-K filed with the Securities and Exchange Commission on September 20, 2002 and incorporated by reference herein).

      4. Registration Rights Agreement, dated September 16, 2002, by and among Zix Corporation and the Investors named therein (Exhibit 4.3 to the Company's Form 8-K filed with the Securities and Exchange Commission on September 20, 2002 and incorporated by reference herein)."

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                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: September 20, 2002                       /s/ ANTONIO R. SANCHEZ, JR.
                                               -------------------------------
                                               Antonio R. Sanchez, Jr.